170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Reports Third Quarter 2017 Financial Results

Company to hold business update conference call November 13 at 4:30 p.m. Eastern time

TORONTO (November 9, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQB: TITXF) (“Titan” or “the Company), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three and nine months ended September 30, 2017.

All financial results are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended September 30, 2017 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO of Titan Medical, said, “The third quarter of 2017 and recent weeks were exciting and productive, and built upon the work we have done to advance the development of our single-port robotic surgical system. We installed our first advanced prototype SPORT Surgical Systems at the Florida Hospital Nicholson Center and at Columbia University Medical Center, and commenced preclinical feasibility and validation studies. We are encouraged by the enthusiastic feedback we are receiving from the surgeons testing the SPORT Surgical System. We plan to commence additional studies with Columbia University Medical Center and our European center of excellence, Institut Hospitalo-Universitaire de Strasbourg, in the fourth quarter of 2017 and to continue with all three sites into 2018.

“Having successfully completed all our published milestones for the third quarter, we are confident we are on track to meet our fourth quarter milestones and will continue to execute as we enter 2018,” Mr. McNally concluded.

Operational highlights for the third quarter of 2017 and recent weeks include:

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On July 10, 2017 Titan announced a collaboration with Florida Hospital Nicholson Center in Celebration, Florida for feasibility and validation studies to support Titan’s regulatory application for its SPORT Surgical System.

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On August 22, 2017 Titan announced the signing of an agreement with Institut Hospitalo- Universitaire de Strasbourg in France for feasibility and validation studies to support Titan’s regulatory applications for the SPORT Surgical System.

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On September 18, 2017 Titan and Florida Hospital Nicholson Center announced the installation of Titan’s SPORT Surgical System at the hospital’s training facility. This was the first installation in the world for preclinical feasibility and validation studies of the SPORT Surgical System, a single-port robotic system.

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On September 25, 2017 Titan announced the successful completion of the world’s first gynecologic, colorectal and urologic single-port procedures using its advanced prototype SPORT Surgical System at the Florida Hospital Nicholson Center. The first procedure performed by Dr. Ricardo Estape may be viewed via the Company’s Website at here.

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On October 23, 2017 Titan and Columbia University Medical Center announced the installation of a SPORT Surgical System at Columbia’s simulation training facility in New York City. This was the second U.S. installation of the SPORT Surgical System for preclinical feasibility and validation studies and the first at an academic medical center.

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On November 2, 2017 Titan posted a video of a colorectal procedure in an animal model at Florida Hospital Nicholson Center. The procedure was performed by Dr. Eduardo Parra-Davila and may be viewed via the Company’s Website at https://titanmedicalinc.com/technology/#videos.

Financial highlights for the third quarter of 2017 include (all comparisons are with the third quarter of 2016, unless otherwise stated):

•	Research and development expenses for the third quarter of 2017 were $4,061,695, compared with $3,429,550.
•	Including adjustment for warrant liability, net and comprehensive loss for the third quarter of 2017 was $13,902,817, compared with a net and comprehensive loss of $1,659,863.
•	The Company completed a public offering on June 29, for gross proceeds of $5,576,357, followed by a second closing on July 21, for gross proceeds of $1,328,871.
•	On August 24, 2017 Titan announced that it has completed the equity conversion of Longtai Medical Inc.’s $2.0 million deposit that was previously scheduled to be refunded to Longtai.
•	On October 26, 2017 Titan announced that since September 26, 2017 the Company had received $7.1 million in proceeds from the exercise of share purchase and broker warrants.
•	On October 31, 2017 Titan completed a $2,677,732 million private placement involving more than a dozen U.S. robotic surgeons, as well as other investors.
•	Cash, cash equivalents and deposits with suppliers as of September 30, 2017 were $7,268,903, compared with $6,356,559 as of December 31, 2016.

Conference call and webcast

Management will host a business update conference call on November 13, 2017 at 4:30 p.m. Eastern time to discuss the Company’s progress with developing the SPORT Surgical System and upcoming milestones, and to answer questions. To access the conference call, the dial-in numbers are (866) 595-8403 (U.S. and Canada toll free), and (706) 758-9979 (International). All listeners should provide the operator with conference ID 4898477.

Following the conclusion of the conference call, a replay will be available through November 19, 2017 and can be accessed by dialing (855) 859-2056 (U.S. and Canada toll free) or (404) 537-3406 (International). All listeners should provide conference ID 4898477. The call will also be archived on the Company's website for a period of time at www.titanmedicalinc.com.

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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